Exhibit 99.1

JOINT NEWS RELEASE

PENGROWTH ENERGY CORPORATION AND NAL ENERGY CORPORATION ANNOUNCE SHAREHOLDER APPROVAL OF STRATEGIC BUSINESS COMBINATION

(Calgary, May 23, 2012) / Marketwire/ - Pengrowth Energy Corporation ("Pengrowth”) (TSX: PGF; NYSE: PGH) and NAL Energy Corporation (“NAL”) (TSX: NAE, NAE.DB, NAE.DB.A, NAE.DB.B) are pleased to announce that the holders of common shares of NAL have approved the proposed business combination of Pengrowth and NAL pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement").  Under the terms of the Arrangement, NAL shareholders will receive 0.86 of a Pengrowth share for each NAL share held.  The Arrangement was approved by approximately 96 percent of the votes cast by NAL shareholders at the annual and special meeting of NAL shareholders held today.  The Arrangement is more fully described in the joint management information circular and proxy statement of Pengrowth and NAL, dated April 20, 2012, which may be viewed at www.sedar.com.

At the meeting of its shareholders also held today, Pengrowth received shareholder approval for the issuance of up to 163,964,889 Pengrowth common shares pursuant to the Arrangement.  The resolution was approved by approximately 98 percent of the votes cast by Pengrowth shareholders at the Pengrowth meeting.

NAL expects to receive approval of the Arrangement by the Court of Queen’s Bench on May 24, 2012.

The completion of the Arrangement is subject to certain other closing conditions customary in transactions of this nature. The Arrangement is scheduled to close on May 31, 2012.

Derek Evans, Pengrowth’s President & CEO, said "I am pleased that the shareholders of both Pengrowth and NAL have approved the proposed combination, which will enable Pengrowth to improve capital efficiency, better fund projects internally and continue to shift our production mix toward oil."

ABOUT PENGROWTH

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s focus is on the development of conventional and unconventional resource-style plays in the Western Canadian Sedimentary Basin. Pengrowth’s projects include the Swan Hills (light oil) play in north-central Alberta, the Olds (light oil/gas) play in south-central Alberta, the Lindbergh Steam Assisted Gravity Drainage (“SAGD”) project in east-central Alberta and the Bodo (EOR polymer) play in east-central Alberta. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

ABOUT NAL

NAL Energy Corporation generates returns for its shareholders by pursuing a strategy of acquiring, producing and selling crude oil, natural gas and natural gas liquids from assets based in southeastern Saskatchewan, central Alberta, and northeastern British Columbia.  NAL’s shares trade on the Toronto Stock Exchange under the symbol “NAE”.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995.  Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook.  This forward-looking information includes, among others, statements regarding business strategy, plans and other expectations, beliefs, goals, objectives, information and statements about possible future events.  Specific forward-looking statements in this press release include, but are not limited to, statements with respect to: the anticipated benefits of the Arrangement to Pengrowth and NAL and their respective securityholders; expected combined operating and financial results and business plans; the timing and anticipated receipt of required court approval for the Arrangement; the ability of Pengrowth and NAL to satisfy the other conditions to, and to complete, the Arrangement; and the timing of the closing of the Arrangement.

The forward-looking statements and information contained in this press release are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Pengrowth and NAL and described in this press release.  In respect of the forward-looking statements and information concerning the anticipated completion of the proposed Arrangement and the anticipated timing thereof, Pengrowth and NAL have provided such in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner, the necessary regulatory, court, stock exchange, securityholder and other third party approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement.  Risks and uncertainties inherent in the nature of the Arrangement include the failure of NAL or Pengrowth to obtain regulatory, court, stock exchange and other third party approvals, or to otherwise satisfy the conditions to the Arrangement, in a timely manner, or at all.  Failure to so obtain such approvals, or the failure of NAL or Pengrowth to otherwise satisfy the conditions to the Arrangement, may result in the Arrangement not being completed on the proposed terms, or at all.  In addition, the failure of NAL or Pengrowth to comply with the terms of the Arrangement Agreement may result in NAL or Pengrowth being required to pay a non-completion fee to the other, the result of which could have a material adverse effect on the financial position and results of operations of the party required to make such payment and its ability to fund growth prospects and current operations.

The forward-looking statements and information contained in this press release are also affected by the risk factors, forward-looking statements and assumptions and uncertainties described in Pengrowth's and NAL's most recent annual information forms, management's discussion and analysis, consolidated financial statements, management information circulars, quarterly reports, material change reports and news releases.  Copies of Pengrowth and NAL's Canadian public filings are available on SEDAR at www.sedar.com.  Pengrowth's U.S. public filings, including its most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.edgar.shtml.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, NAL and the Arrangement, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Pengrowth and NAL do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

The forward-looking statements contained in this joint press release are expressly qualified by this cautionary statement.

For further information please contact:

Pengrowth Energy Corporation Derek Evans President & Chief Executive Officer (403) 233-0224	NAL Energy Corporation Keith A. Steeves Vice President, Finance & Chief Financial Officer (403) 294-3600